THE BANK OF NOVA SCOTIA
Annual Meeting of Shareholders
April 5, 2011
REPORT OF VOTING RESULTS
in accordance with section 11.3 of National Instrument 51-102
Continuous Disclosure Obligations
The following matters were voted upon at the Annual Meeting of Shareholders of The Bank of Nova Scotia (the “Bank”) held on April 5, 2011. Each of the matters is described in greater detail in the Notice of the 179th Annual Meeting of Shareholders and Management Proxy Circular mailed to shareholders. The vote on each matter was conducted by ballot.
1.	Election of Directors
          Each of the 14 nominees listed in the Management Proxy Circular was elected as a Director of the Bank.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Ronald A. Brenneman	586,394,670	95.25	29,259,109	4.75
C.J. Chen	614,038,805	99.74	1,614,975	0.26
David A. Dodge	608,437,172	98.83	7,198,370	1.17
N. Ashleigh Everett	587,311,495	95.40	28,342,285	4.60
John C. Kerr	587,508,746	95.43	28,107,033	4.57
The Hon. Michael J.L. Kirby	602,998,971	97.95	12,639,809	2.05
John T. Mayberry	588,200,941	95.54	27,434,839	4.46
Thomas C. O’Neill	605,017,440	98.28	10,618,341	1.72
Alexis E. Rovzar de la Torre	593,846,146	96.46	21,809,634	3.54
Indira V. Samarasekera	588,340,991	95.57	27,294,296	4.43
Allan C. Shaw	587,246,045	95.39	28,411,965	4.61
Paul D. Sobey	603,883,201	98.09	11,775,087	1.91
Barbara S. Thomas	588,487,615	95.59	27,167,991	4.41
Richard E. Waugh	607,456,627	98.67	8,181,906	1.33

2.	Appointment of Auditors

KPMG LLP were appointed as auditors of the Bank.

Votes For	% For	Votes Withheld	% Withheld
618,930,368	99.53	2,916,069	0.47

3.	Confirmation of an amendment to Section 3.04 of By-Law No. 1

Votes For	% For	Votes Against	% Against
617,134,345	99.23	4,762,221	0.77

4.	Approval of amendments to the Stock Option Plan to increase the number of shares issuable under the plan and to explicitly state that amendments to the amending provisions will require Shareholder approval

Votes For	% For	Votes Against	% Against
536,909,462	87.20	78,785,610	12.80

5.	Advisory vote on non-binding resolution on Executive Compensation Approach

Votes For	% For	Votes Against	% Against
570,366,914	92.64	45,324,535	7.36

6.	Shareholder Proposal No. 1

Critical mass of female expertise within the board.

Votes For	% For	Votes Against	% Against
42,662,897	6.93	573,019,370	93.07

7.	Shareholder Proposal No. 2

Fairness ratio.

Votes For	% For	Votes Against	% Against
34,651,117	5.63	581,028,934	94.37

8.	Shareholder Proposal No. 3

Closure of subsidiaries and branches in tax havens.

Votes For	% For	Votes Against	% Against
15,284,645	2.48	600,414,055	97.52

9.	Shareholder Proposal No. 4

Additional information on the comparison with peers’ compensation.

Votes For	% For	Votes Against	% Against
45,964,584	7.47	569,724,690	92.53

10.	Shareholder Proposal No. 5

Demonstration of Pay for Performance.

Votes For	% For	Votes Against	% Against
220,995,851	35.89	394,679,897	64.11